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                                                                 Exhibit (d)(13)

                            CALAMOS INVESTMENT TRUST

                        ORGANIZATIONAL EXPENSES AGREEMENT

     CALAMOS INVESTMENT TRUST, a Massachusetts business trust (the "Trust"), and CALAMOS ADVISORS LLC, a Delaware limited liability company ("CALAMOS ADVISORS"), in consideration for the engagement by CALAMOS ADVISORS as the investment adviser for the series of the Trust designated Calamos Global Equity Fund (the "Fund") pursuant to a separate agreement, agree as follows:

     1. ADVANCEMENT OF EXPENSES. CALAMOS ADVISORS shall pay all of the Fund's organizational expenses, including but not limited to initial registration fees and fees for services rendered prior to commencement of the initial public offering of shares.

     2. REIMBURSEMENT OF EXPENSES. The Fund shall reimburse CALAMOS ADVISORS for such expenses advanced on the Fund's behalf upon receiving a request from CALAMOS ADVISORS seeking reimbursement.

     3. OBLIGATION OF THE TRUST. This agreement is executed by an officer of the Trust on the Trust's behalf and not individually. The obligations of this agreement with respect to the Fund are binding only upon the Fund's assets and property and not upon the Trust's trustees, officers or shareholders individually. The Declaration of Trust under which the Trust was organized and operates is on file with the Secretary of the Commonwealth of Massachusetts.

Dated: March 1, 2007


CALAMOS INVESTMENT TRUST                CALAMOS ADVISORS LLC


By /s/ James S. Hamman, Jr.             By /s/ Patrick H. Dudasik
   ----------------------------------      -------------------------------------
Name: James S. Hamman, Jr.              Name: Patrick H. Dudasik
Title: Secretary                        Title: Executive Vice President, Chief
                                               Financial Officer, Chief
                                               Operating Officer and Treasurer